UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Great Wolf Resorts, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
391523107
(CUSIP Number)
Jason Ader Hayground Cove Asset Management LLC 1370 6th Avenue New York, New York 10019 (212) 445-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

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This Amendment No. 1 relates to the Schedule 13D filed by Jason Ader and Hayground Cove Asset Management LLC (together with Hayground Cove Fund Management LLC and Hayground Cove Associates LP, the “Reporting Persons”) with the Securities and Exchange Commission on August 14, 2006, relating to the common stock, par value $.01 per share (“Common Stock”), of Great Wolf Resorts, Inc., a Delaware corporation (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction.

On March 1, 2007, Mr. Ader delivered a letter to the board of directors of the Company expressing his extreme disappointment with management’s failure to date to explore a sale of the Company and reiterating his demand that management maximize shareholder value by selling the Company. A copy of the letter is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement Among the Reporting Persons.
99.2	Letter dated March 1, 2007 from Jason Ader to the Company’s board of directors
.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 2, 2007

By:	/s/ Jason Ader Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:	/s/ Jason Ader
Jason Ader Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:	Hayground Cove Asset Management LLC, its Managing Member

By: /s/ Jason Ader
Jason Ader Sole Member

HAYGROUND COVE ASSOCIATES LP

By:	Hayground Cove Fund Management LLC, its General Partner

By:	Hayground Cove Asset Management LLC, its Managing Member

By: /s/ Jason Ader
Jason Ader Sole Member